Mail Stop 4561
									February 8, 2006

Mr. Don Sproat
President, CEO, and CFO
Telzuit Medical Technologies, Inc.
5422 Carrier Drive
Suite 306
Orlando, FL 32819

      Re:	Taylor Madison Corp.
		Form 10-KSB for the year ended June 30, 2004
		Filed October 19, 2004
      File No. 001-15034

Dear Mr. Sproat:

      We have reviewed your response letter dated February 3, 2006 and have the following additional comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended June 30, 2004

General

1. We note your responses to our comments and await your filing of Form 10-K for the year ended June 30, 2004 which incorporates the proposed revisions in your response letters dated July 7, 2005, December 8, 2005, and February 3, 2006.






      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Kristi Beshears			Staff Accountant



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Mr. Don Sproat
Taylor Madison Corp.
February 8, 2006
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